Exhibit 99.1

Brussels, 16 April 2012 - 1 / 1

Anheuser-Busch InBev announces AmBev’s agreement to form strategic alliance with E. León Jimenes in the Caribbean

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) announced today that AmBev and E. León Jimenes S.A. (“ELJ”), which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. The combined business will include beer, malt and soft drinks operations in the Dominican Republic, Antigua, Saint Vincent and Dominica, as well as exports to 16 other countries in the Caribbean, the United States and Europe.

Upon closing of the transaction, AmBev Brasil Bebidas S.A. (“AmBev Brasil”), a closely-held subsidiary of AmBev, and ELJ will be the shareholders of Tenedora CND S.A., a holding company which will own 83.5% of the shares of CND and 100% of AmBev Dominicana S.A. (“AmBev Dominicana”), with AmBev Brasil owning an initial indirect 41.76% interest in CND. The parties will enter into a shareholders’ agreement with respect to the governance of the holding company, including board representation and voting rights, pursuant to which AmBev Brasil will nominate 5 members of the holding company’s Board of Directors and ELJ will nominate 4 board members, among other provisions. The shareholders’ agreement also provides for restrictions on the transfer of shares and a put and call structure. AmBev will report CND’s results on a fully consolidated basis.

AmBev’s initial indirect interest in CND will be acquired through a cash payment of approximately 1.0 billion USD and the contribution of AmBev Dominicana. The combined entities would have had net revenues of approximately 570 million USD in 2011 and are expected to have an estimated combined EBITDA for the first 12 months of operations of approximately 190 million USD, which implies an EV/EBITDA multiple of approximately 13x. The transaction is also expected to be EPS accretive in the first year of operations.

The closing of the transaction, which is subject to customary conditions precedent, is expected to take place in the second quarter of 2012.

Separately, AmBev Brasil will acquire an additional stake in CND of 9.3%, which is currently owned by Heineken N.V. (“Heineken”), for 237 million USD at the closing date, at which point AmBev will own a total indirect interest of approximately 51% in CND.

For more information about AmBev’s announcement, please see www.ambev-ir.com.

Brussels, 16 April 2012 2 / 2

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1 212 573 4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com